Exhibit 99.1

Vesta Receives Credit Rating Upgrade to ‘BBB’ with Stable Outlook from Fitch Ratings

Mexico City, Mexico, August 31, 2026 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta” or the “Company”) (NYSE: VTMX; BMV: VESTA), a fully integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, today announced that Fitch Ratings (“Fitch”) has upgraded Vesta’s Long-Term Foreign- and Local-Currency Issuer credit rating to ‘BBB’ from ‘BBB-’, with a stable outlook.

The rating action, published on August 31, 2026, reflects Vesta’s strong financial profile, supported by solid profitability, a prudent capital structure and adequate liquidity, while the Company continues to execute its growth strategy. Fitch also highlighted Vesta’s position as one of Mexico’s largest industrial real estate companies, its diversified, high-quality asset base, its exposure to investment-grade counterparties, and its fully unencumbered portfolio.

“Fitch’s upgrade to ‘BBB’, following S&P Global Ratings’ recent upgrade, reflects both agencies’ recognition of the strength and quality of our portfolio and our longstanding disciplined approach to growth, balance sheet management and capital allocation,” said Lorenzo Dominique Berho, Chief Executive Officer of Vesta. “Achieving a ‘BBB’ rating with a stable outlook from both agencies strengthens our access to capital and reinforces the financial flexibility with which we will continue executing Vesta’s Route 2030 strategy.”

Vesta remains committed to executing its Route 2030 growth strategy with financial discipline, supported by strong liquidity, prudent balance sheet management, and credit metrics consistent with its investment-grade profile.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of June 30, 2026, Vesta owned 232 properties located in modern industrial parks across 16 states in Mexico, totaling a GLA of 43.3 million sf (4.0 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information, please visit: www.vesta.com.mx

Investor Relations in Mexico:

Juan Sottil, CFO

jsottil@vesta.com.mx

Tel: +52 55 5950-0070 ext.133

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext.163

In New York:

Barbara Cano

barbara@inspirgroup.com